HTG Molecular Diagnostics, Inc.

3430 E. Global Loop

Tucson, AZ 85706

December 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Benjamin Richie and Abby Adams

Re:	HTG Molecular Diagnostics, Inc.

Registration Statement on Form S-1, as amended (File No. 333-268681)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, HTG Molecular Diagnostics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 1:00 p.m., Eastern Time, on December 21, 2022, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request. The Company hereby authorizes each of Steven M. Przesmicki and Asa M. Henin of Cooley LLP, counsel to the Company, to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Asa M. Henin of Cooley LLP at (858) 550-6104, or in his absence, Steven M. Przesmicki of Cooley LLP at (858) 550-6070.

Very truly yours,

HTG Molecular Diagnostics, Inc.

/s/ Shaun D. McMeans
By: Shaun D. McMeans
Title: SVP and Chief Financial Officer